SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
 RYANAIR CUTS CAPACITY IN SEPT & OCT BY ALMOST 20% AS FORWARD BOOKINGS WEAKEN

Ryanair, Europe's largest airline, today (Mon 17th Aug) announced that it would reduce its flight capacity by 20% during the months of Sept & Oct as forward bookings have notably weakened over the last 10 days, given continuing uncertainty over recent Covid case rates in some EU countries.

Ryanair confirmed that most of these cuts would be frequency reductions rather than route closures, and they will be heavily focused on those countries such as Spain, France and Sweden, where rising recent Covid case rates have led to increased travel restrictions, and Ireland which continues to impose a uniquely restrictive Green List, which imposes 14 day quarantines on visitors from most other EU countries such as Germany (16.3) and the UK (18.6), which have lower Covid case rates over the last 14 days than Ireland (22.1).

A Spokesperson for Ryanair said today:

"These capacity cuts and frequency reductions for the months of Sept & Oct are necessary given the recent weakness in forward bookings due to Covid restrictions in a number of EU countries. Any effected passengers in Sept received email notification earlier today advising them of their options. Similar communications will be issued to the small number of affected passengers in Oct later today. Over the past 2 weeks as a number of EU countries have raised travel restrictions, forward bookings especially for business travel into Sept & Oct have been negatively affected, and it makes sense to reduce frequencies so that we tailor our capacity to demand over the next 2 months.

Proper testing at airports, and effective tracing (as is being conducted in Germany and Italy) is the only realistic and proportionate method of supervising safe intra-EU air travel while effectively limiting the spread of the Covid-19 virus."

ENDS

For further information

please contact:

  Alejandra Ruiz                        Piaras Kelly
   Ryanair DAC                          Edelman Ireland
  Tel: +353-1-9451799              Tel: +353-1-592 1330
press@ryanair.com                  ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 August, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary